GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

RECEIVED
2005 OCT 31 A 10:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

[redacted]

Our Ref: G

05012123

25 October 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 21 October 2005 (*Announcements by Subsidiary Companies on Completion of the disposal of the Kingsgate Shopping Centre, Sydney)*; and
- 21 October 2005 (*Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Claim against Willis of New York, Inc*)

Yours faithfully,

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

ENID LING
Assistant Manager
(Corporate Secretarial Services)

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) *(By Fax Only)*

dlw 10/31

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	21-Oct-2005 17:10:42
Announcement No.	00037

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcements by Subsidiary Companies on Completion of the disposal of the Kingsgate Shopping Centre, Sydney
Description	We attach herewith the announcements released by CDL Hotels New Zealand Limited and Millennium & Copthorne Hotels plc, respectively on 21 October 2005 in relation to the above matter.
Attachments:	Kingsgate1.pdf kingsgate2.pdf Total size = **42K** (2048K size limit recommended)

21 October 2005

Millennium & Copthorne Hotels plc

Completion of the disposal of the Kingsgate Shopping Centre, Sydney

Millennium & Copthorne Hotels plc today announces that Kingsgate Investments Pty Limited, a subsidiary of the Group's majority owned New Zealand listed subsidiary CDL Hotels New Zealand Limited, has completed the disposal of the Kingsgate Shopping Centre at Kings Road in Sydney ("the Property") to Challenger Funds Management Ltd for a net consideration of A$19.9 million (£8.5 million) received in cash on 20 October 2005. The book value of the Property was AS$9.2 million (£3.9 million) as at 30 June 2005.

Enquiries:

Robin Lee Millennium & Copthorne Hotels plc	0207 872 2482
Kate Miller/Ruban Yogarajah Brunswick Group LLP	0207 404 5959

CDL HOTELS NEW ZEALAND LIMITED

Correspondence Address:

Level 13, 280 Centre, 280 Queen Street, PO Box 5640, Wellesley Street, Auckland, New Zealand
Telephone : (09) 309 4411 Fax : (09) 309 3244

NZX ANNOUNCEMENT

To	:	Market Information Services, NZX (announce@nzx.com)
From	:	Takeshi Ito, Company Secretary
Date	:	21 October 2005
Subject		**SALE OF KINGSGATE SHOPPING CENTRE COMPLETED**

On 1 June 2004, Kingsgate International Corporation Limited (a majority-owned subsidiary of CDL Hotels New Zealand Limited) advised that its wholly-owned subsidiary, Kingsgate Investments Pty Limited, had, inter alia, entered into a conditional agreement with HSBC Asset Management (Australia) Limited which subsequently changed its name to Challenger Funds Management Ltd (the "Purchaser") for the sale of the Kingsgate Shopping Centre at Kings Cross Road in Sydney at a price of A$20,000,000 (the "Sale and Purchase Agreement").

Settlement under the Sale and Purchase Agreement, as previously advised, is subject to, inter alia, the registration of the separate title for the Kingsgate Shopping Centre and the completion of agreed works by Kingsgate Investments Pty Limited at the Kingsgate Shopping Centre. Registration of title took place on 27 July 2005 and the works at the Kingsgate Shopping Centre were completed on or about 13 October 2005.

Settlement under the Sale and Purchase Agreement took place on 20 October 2005. The Purchaser paid to Kingsgate Investments Pty Limited an amount of A$19.9 million, after taking into account the deposit paid at the time the Sale and Purchase Agreement was entered into and certain adjustments required to be made under the Sale and Purchase Agreement.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	21-Oct-2005 17:13:57
Announcement No.	00045

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Company, Millennium & Copthorne Hotels plc on Claim against Willis of New York, Inc
Description	We attach herewith the announcement released by Millennium & Copthorne Hotels plc on 21 October 2005 in relation to the above matter.
Attachments:	Insuranceclaim.pdf Total size = **15K** (2048K size limit recommended)

21 October 2005

Claim against Willis of New York, Inc ("Willis")

Millennium & Copthorne Hotels plc ("M&C") announces that it and its wholly-owned subsidiary, CDL Hotels USA, Inc, filed a legal action against Willis on 19 October 2005. Willis was engaged as M&C group's insurance advisor, broker and claims representative for the M&C group 2001 US property insurance coverage and claims. The action seeks damages in excess of US$45 million on various grounds relating to damages and business interruption losses at the Millennium Hilton Hotel in New York and business interruption losses at its other US hotel properties resulting from the terrorist attack on the World Trade Center on 11 September 2001.

Enquiries:

Robin Lee Millennium & Copthorne Hotels plc	0207 872 2482
Kate Miller Brunswick Group LLP	020 7404 5959